UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	305,369,120	62.3311	31.1647
Non-Voting Shares	22,901,622	4.6743	2.3372
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Credit Exchange	6/dez	262,600
Common Shares		Credit Exchange	27/dez	326,600
Common Shares		Total		589,200
Non-Voting Shares		Debit Exchange	6/dez	218,979
Non-Voting Shares		Debit Exchange	27/dez	272,248
Non-Voting Shares		Total		491,227
Closing Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	305,958,320	62.4514	31.2249
Non-Voting Shares	22,410,395	4.5741	2.2871

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2005 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4,683,896	0.9560	0.4780
Non-Voting Shares	4,823,416	0.9844	0.4922
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4,683,896	0.9560	0.4780
Non-Voting Shares	4,823,416	0.9844	0.4922

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0448	0.0448
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4	0.0448	0.0448
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	268,316	0.0547	0.0273
Non-Voting Shares	748,088	0.1526	0.0763
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	27/dez	17	65.00	R$ 1,105.00
Common Shares		buy	27/dez	773	64.40	R$ 49,781.20
Common Shares		buy	27/dez	900	64.50	R$ 58,050.00
Common Shares		buy	27/dez	900	64.80	R$ 58,320.00
Common Shares		Total		2,590		R$ 167,256.20
Non-Voting Shares		sell	19/dez	1,000	70.50	R$ 70,500.00
Non-Voting Shares		sell	19/dez	1,000	70.60	R$ 70,600.00
Non-Voting Shares		sell	2/dez	1,000	70.40	R$ 70,400.00
Non-Voting Shares		sell	2/dez	2,000	70.50	R$ 141,000.00
Non-Voting Shares		sell	2/dez	1,000	70.60	R$ 70,600.00
Non-Voting Shares		sell	2/dez	1,000	70.49	R$ 70,490.00
Non-Voting Shares		sell	6/dez	2,000	75.20	R$ 150,400.00
Non-Voting Shares		sell	6/dez	500	75.35	R$ 37,675.00
Non-Voting Shares		sell	6/dez	500	75.40	R$ 37,700.00
Non-Voting Shares		sell	6/dez	500	75.70	R$ 37,850.00
Non-Voting Shares		sell	6/dez	500	75.89	R$ 37,945.00
Non-Voting Shares		sell	6/dez	500	76.00	R$ 38,000.00
Non-Voting Shares		sell	6/dez	100	76.30	R$ 7,630.00
Non-Voting Shares		sell	6/dez	400	76.49	R$ 30,596.00
Non-Voting Shares		sell	26/dez	6,966	69.50	R$ 484,137.00
Non-Voting Shares		sell	26/dez	1,800	69.51	R$ 125,118.00
Non-Voting Shares		sell	26/dez	400	69.55	R$ 27,820.00
Non-Voting Shares		sell	26/dez	1,300	69.59	R$ 90,467.00
Non-Voting Shares		sell	26/dez	2,700	69.60	R$ 187,920.00
Non-Voting Shares		sell	26/dez	300	69.56	R$ 20,868.00
Non-Voting Shares		sell	26/dez	200	69.43	R$ 13,886.00
Non-Voting Shares		sell	26/dez	900	69.42	R$ 62,478.00
Non-Voting Shares		sell	26/dez	2,100	69.49	R$ 145,929.00
Non-Voting Shares		sell	26/dez	200	69.52	R$ 13,904.00
Non-Voting Shares		sell	26/dez	100	69.53	R$ 6,953.00
Non-Voting Shares		Total		28,966		R$ 2,050,866.00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	270,906	0.0553	0.0276
Non-Voting Shares	719,122	0.1467	0.0733

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2005 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,752	0.0005	0.0002
Non-Voting Shares	29,594	0.0060	0.0030
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	2,752	0.0005	0.0002
Non-Voting Shares	29,594	0.0060	0.0030

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2005 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,536	0.0003	0.0001
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,536	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2006

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.